UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eschelon Telecom, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

296 290 109 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bain Capital Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
	N/A	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

3,748,592
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

3,748,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,748,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.93%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Item 1.	(a)	Name of Issuer:

Eschelon Telecom, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

730 Second Avenue South, Suite 900 Minneapolis, MN 55402

Item 2.	(a)	Name of Person Filing:

Bain Capital Fund VI, L.P.

	(b)	Address of Principal Business Office:

The principal business office of the filing person is 111 Huntington Avenue, Boston, MA 02199.

	(c)	Citizenship:

The filing person’s citizenship or place of organization is set forth on the cover page and incorporated by reference herein.

	(d)	Title of Class of Securities:

Common stock, par value $0.01 per share.

	(e)	CUSIP Number:

296 290 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned:

3,748,592

Includes 401,975 shares owned by BCIP Associates II, 151,649 shares owned by BCIP Associates II-C, 68,812 shares owned by BCIP Trust Associates II, 87,106 shares owned by BCIP Associates II-B, 41,778 shares owned by BCIP Trust Associates II-B, and 1,243 shares owned by Sankaty High Yield Asset Partners, L.P., which are affiliates of Bain Capital Fund VI, L.P. Amount also includes 9,730 shares owned by PEP Investments PTY Ltd., 29,673 shares owned by Randolf Street Partners IV, L.P., and 37,552 shares of stock owned by RGIP, LLC. Bain Capital Fund VI, L.P. disclaims beneficial interest in those shares except to the extent of its pecuniary interest in each entity.

(b) Percent of Class:

20.93%

According to the Registrant’s Form 10-Q filed on August 11, 2006, as of July 31, 2006, the number of outstanding shares of the Registrant’s common stock, par value $.01 per share, was 17,906,802 shares.

(c) Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

The number of shares as to which the filing person has the sole power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(ii) Shared power to vote or to direct the vote:

The number of shares as to which the filing person has shared power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(iii) Sole power to dispose or to direct the disposition of:

The number of shares as to which the filing person has the sole power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

(iv) Shared power to dispose or to direct the disposition of:

The number of shares as to which the filing person has shared power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2006

BAIN CAPITAL FUND VI, L.P., a Delaware limited partnership

By:	Bain Capital Partners VI, L.P., its General Partner

By:	Bain Capital Investors, LLC, its General Partner

By:	/s/ Mark E. Nunnelly

Name:	Mark E. Nunnelly
Title:	Managing Director